                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934


                        ProVantage Health Services, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                 Common Stock,
                                $0.01 par value
           (Including the Associated Preferred Stock Purchase Rights)
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                  743725 10 3
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Celia A. Colbert
                              PV Acquisition Corp.
                             c/o Merck & Co., Inc.
                                One Merck Drive
                      Whitehouse Station, New Jersey 08889
                                 (908) 423-1000
(Name, Address and Telephone Number of Persons Authorized to Receive Notices and
                                Communications)

                                with a copy to:

                           Gary P. Cooperstein, Esq.
                    Fried, Frank, Harris, Shriver & Jacobson
                               One New York Plaza
                            New York, New York 10004
                                 (212) 859-8000


                                  May 4, 2000
--------------------------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13(g), check the following box. [_]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7(b) for other parties to whom copies are to be sent.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 743725-10-3
--------------------------------

1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merck & Co., Inc.
---------------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)  (a) [_]
                                                                                             (b) [_]
---------------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS (See instructions)

                        WC
---------------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

---------------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        New Jersey
---------------------------------------------------------------------------------------------------------------------

                               7   SOLE VOTING POWER
      NUMBER OF
                                   -0-
       SHARES
                     ------------------------------------------------------------------------------------------------
    BENEFICIALLY               8   SHARED VOTING POWER

      OWNED BY                     11,710,000 (1)
                     ------------------------------------------------------------------------------------------------
                               9   SOLE DISPOSITIVE POWER
        EACH
                                   -0-
      REPORTING
                     ------------------------------------------------------------------------------------------------
       PERSON                 10   SHARED DISPOSITIVE POWER

        WITH                       -0-
---------------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,710,000 (1)

---------------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [_]

---------------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        64.5%
---------------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON (See instructions)
                        CO
---------------------------------------------------------------------------------------------------------------------

(1)  See Items 4 and 5 hereof.

                                  SCHEDULE 13D

--------------------------------
CUSIP No. 743725-10-3
--------------------------------

1                       NAME OF REPORTING PERSON
                        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                        Merck-Medco Managed Care, L.L.C.
---------------------------------------------------------------------------------------------------------------------
2                       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)  (a)  [_]
                                                                                             (b)  [_]
---------------------------------------------------------------------------------------------------------------------
3                       SEC USE ONLY


---------------------------------------------------------------------------------------------------------------------
4                       SOURCE OF FUNDS (See instructions)

                        AF
---------------------------------------------------------------------------------------------------------------------
5                       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [_]

---------------------------------------------------------------------------------------------------------------------
6                       CITIZENSHIP OR PLACE OF ORGANIZATION

                        Delaware
---------------------------------------------------------------------------------------------------------------------

                               7   SOLE VOTING POWER
      NUMBER OF
                                   -0-
       SHARES
                     ------------------------------------------------------------------------------------------------
    BENEFICIALLY               8   SHARED VOTING POWER

      OWNED BY                     11,710,000 (1)
                     ------------------------------------------------------------------------------------------------
                               9   SOLE DISPOSITIVE POWER
        EACH
                                   -0-
      REPORTING
                     ------------------------------------------------------------------------------------------------
       PERSON                 10   SHARED DISPOSITIVE POWER

        WITH                       -0-
---------------------------------------------------------------------------------------------------------------------
11                      AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

                        11,710,000 (1)

---------------------------------------------------------------------------------------------------------------------
12                      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) [_]

---------------------------------------------------------------------------------------------------------------------
13                      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        64.5%
---------------------------------------------------------------------------------------------------------------------
14                      TYPE OF REPORTING PERSON (See instructions)
                        OO
---------------------------------------------------------------------------------------------------------------------

(1)  See Items 4 and 5 hereof.

                                  SCHEDULE 13D

--------------------------------
CUSIP No.  743725-10-3
--------------------------------

1              NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

               PV Acquisition Corp.
-----------------------------------------------------------------------------------------------
2              CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See instructions)  (a) [_]
                                                                                    (b) [_]
-----------------------------------------------------------------------------------------------
3              SEC USE ONLY


-----------------------------------------------------------------------------------------------
4              SOURCE OF FUNDS (See instructions)

               AF
-----------------------------------------------------------------------------------------------
5              CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
               or 2(e) [_]

-----------------------------------------------------------------------------------------------
6              CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
-----------------------------------------------------------------------------------------------

               7                 SOLE VOTING POWER
 NUMBER OF
                                 -0-
   SHARES
            -----------------------------------------------------------------------------------
BENEFICIALLY   8                 SHARED VOTING POWER

  OWNED BY                       11,710,000 (1)
            -----------------------------------------------------------------------------------
               9                 SOLE DISPOSITIVE POWER
    EACH
                                 -0-
 REPORTING
            -----------------------------------------------------------------------------------
   PERSON      10                SHARED DISPOSITIVE POWER

    WITH                         -0-
-----------------------------------------------------------------------------------------------
11             AGGREGATE AMOUNT OF BENEFICIALLY OWNED BY EACH REPORTING PERSON

               11,710,000 (1)

-----------------------------------------------------------------------------------------------
12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See
               instructions) [_]

-----------------------------------------------------------------------------------------------
13             PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               64.5%
-----------------------------------------------------------------------------------------------
14             TYPE OF REPORTING PERSON (See instructions)
               CO
-----------------------------------------------------------------------------------------------

(1)   See Items 4 and 5 hereof.

ITEM 1.  Security and Issuer.
         -------------------

         This statement on Schedule 13D (this "Schedule 13D") relates to the shares of common stock, $0.01 par value ("Shares"), of ProVantage Health Services, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at N19 W24130 Riverwood Drive, Waukesha, Wisconsin 53188.


ITEM 2.  Identity and Background.
         -----------------------

     (a)-(c) This Statement is filed by Merck & Co., Inc., a New Jersey corporation ("Parent"), Merck-Medco Managed Care, L.L.C., a Delaware limited liability company ("Merck-Medco"), and PV Acquisition Corp., a Delaware corporation ("Offeror," and together with Parent and Merck-Medco, the "Merck Companies"). Parent is a publicly traded global research-driven pharmaceutical company that discovers, develops, manufacturers and markets a broad range of human and animal health products, directly and through its joint ventures, and provides pharmaceutical benefit services through Merck-Medco, of which Offeror is a direct wholly owned subsidiary. Offeror is newly formed by Parent in connection with the Offer (as defined below) and the transactions contemplated thereby. It is not anticipated that, prior to the consummation of the Offer and the Merger (as defined below), Offeror will have any significant assets or liabilities or will engage in any activities other than those incident to the Offer and the Merger. The principal business offices of each of Parent and Offeror are located at One Merck Drive, Whitehouse Station, New Jersey 08889. The principal business office of Merck-Medco is located at 100 Parsons Pond Drive, Franklin Lakes, New Jersey 07417. Attached hereto as Exhibit 1 is a list of all executive officers and directors of the Merck Companies, including the principal business address, the principal occupation or employment and the citizenship of each.

     (d)-(e) During the five years prior to the date hereof, none of the Merck Companies nor, to the best of their knowledge, any executive officer or director of any of the Merck Companies, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

  The total amount of funds required to purchase all of the Shares and to pay Parent's related fees and expenses is approximately $231 million. Offeror intends to obtain all of such funds from Parent, which in turn would obtain such funds from Parent's working capital.

ITEM 4.  Purpose of Transaction.
         ----------------------

     Parent, Offeror, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") as of May 4, 2000 providing for, among other things, the commencement by Offeror of a tender offer to purchase all of the Company's outstanding Shares for $12.25 per Share in cash without interest (the "Offer") and the merger of Company with and into Offeror (the "Merger").

     Simultaneously with the execution and delivery of the Merger Agreement, Parent and Offeror entered into a Stockholder Agreement dated May 4, 2000 (the "Stockholder Agreement") with ShopKo Stores, Inc., a Wisconsin corporation, and SKO Holdings, Inc., a Delaware corporation (together, the "Majority Stockholder"), with respect to the 11,710,000 Shares owned by the Majority Stockholder. Under the Stockholder Agreement, the Majority Stockholder has agreed, subject to the terms thereof, to tender all of its Shares to Offeror pursuant to the tender offer described in the Merger Agreement, and to vote its Shares in favor of the Merger. The Majority Stockholder has also granted Offeror a proxy to vote its Shares, representing approximately 64.5% of the issued and outstanding Shares as of May 4, 2000, in favor of the Merger.

     The foregoing summary of the Merger Agreement and the Stockholder Agreement is qualified in its entirety by reference to such agreements, which have been filed as exhibits to this Schedule 13D.

     Except as indicated in this Schedule 13D or as disclosed in the Schedule TO of Offeror and Parent filed with the Securities and Exchange Commission on May 10, 2000 (the "Schedule TO"), the contents of which are incorporated herein by reference, the Merck Companies currently have no specific plans or proposals that relate to or would result in any of the matters described in subparagraphs
(a) through (j) of Item 4 of Schedule 13D.


ITEM 5.  Interests in Securities of the Company.
         --------------------------------------

     (a) As a result of entering into the Stockholder Agreement, the Merck Companies may be deemed to own beneficially 11,710,000 Shares, or approximately 64.5% of the issued and outstanding Shares as of May 4, 2000. The Merck Companies do not own any Shares. Except as set forth in this Schedule 13D, none of the Merck Companies, nor, to their best knowledge, any executive officer or director thereof, is the "beneficial owner" of any such Shares, as such term is defined in Rule 13d-3 under the Securities Exchange Act of 1934.

     (b) Pursuant to the Stockholder Agreement, the Merck Companies possess shared power to vote, or direct the vote of, the 11,710,000 Shares held by the Majority Stockholder.

     (c) None of the Merck Companies nor, to the best of their knowledge, any executive officer or director thereof, has engaged in any transaction in any Shares during the sixty day period immediately preceding the date hereof except as described herein.

     (d) and (e) Not applicable.

ITEM 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
         to Securities of the Company.
         ----------------------------

     Except as described in this Schedule 13D or in the Schedule TO, none of the Merck Companies nor, to the best of their knowledge, any executive officer or director thereof, has any other contracts, arrangements, understandings or relationships with any persons with respect to any securities of the Company. The description of the transactions discussed in Item 4 is further described in the Schedule TO and in the exhibits to the Schedule TO, including the Merger Agreement and the Stockholder Agreement. Such documents are incorporated herein by reference for all of the terms and conditions of such documents.


ITEM 7.  Material to be Filed as Exhibits.
         --------------------------------

     Exhibit 1     Executive Officers and Directors of Merck Companies

     Exhibit 2 Agreement and Plan of Merger, dated as of May 4, 2000, among Parent, Offeror and the Company

     Exhibit 3 Stockholder Agreement, dated as of May 4, 2000, among the Majority Stockholder and the Merck Companies

     Exhibit 4 Joint Filing Agreement, dated May 10, 2000, among the Merck Companies

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    MERCK & CO., INC.



                                    By: /s/ Judy C. Lewent
                                        ---------------------------
                                        Name:  Judy C. Lewent
                                        Title: Senior Vice President and
                                               General Counsel

                                    PV ACQUISITION CORP.


                                    By: /s/ Judy C. Lewent
                                       ----------------------------
                                       Name:  Judy C. Lewent
                                       Title: President

                                    MERCK-MEDCO MANAGED CARE,
                                    L.L.C.

                                    By: /s/ Richard T. Clark
                                        ---------------------------
                                        Name:  Richard T. Clark
                                        Title: President

Dated:  May 10, 2000

                                 EXHIBIT INDEX



     Exhibit 1     Executive Officers and Directors of Merck Companies

     Exhibit 2 Agreement and Plan of Merger, dated as of May 4, 2000, among Parent, Offeror and the Company

     Exhibit 3 Stockholder Agreement, dated as of May 4, 2000, among the Majority Stockholder and the Merck Companies

     Exhibit 4 Joint Filing Agreement, dated May 10, 2000, among the Merck Companies